SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Cheniere Energy, Inc.
(Name of Issuer)

Common Stock, $0.003 Par Value
(Title of Class of Securities)

16411R208
(CUSIP Number)

Jesse Lynn
General Counsel
Icahn Capital LP
16690 Collins Avenue, Suite PH-1
Sunny Isles Beach, FL 33160
(305) 422-4131
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 11, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 16411R208

1. NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
7,648,134

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
7,648,134

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,648,134

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.03%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1. NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
7,648,134

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
7,648,134

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,648,134

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.03%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1. NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
10,469,865

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
10,469,865

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,469,865

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 4.15%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1. NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
10,469,865

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
10,469,865

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,469,865

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.15%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1. NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,117,999

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,117,999

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,117,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.18%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1. NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,117,999

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,117,999

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,117,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.18%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 16411R208

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,117,999

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,117,999

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,117,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.18%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,117,999

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,117,999

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,117,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.18%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 16411R208

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,117,999

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,117,999

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,117,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.18%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 16411R208

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,117,999

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,117,999

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,117,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.18%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

This statement constitutes Amendment No. 12 to the Schedule 13D relating to the shares of Common Stock, $0.003 par value (“Shares”), issued by Cheniere Energy, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on August 6, 2015, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on August 24, 2015, Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on August 31, 2015, Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on September 14, 2015, Amendment No. 4 to the Schedule 13D, filed with the Securities and Exchange Commission on September 28, 2015, Amendment No. 5 to the Schedule 13D, filed with the Securities and Exchange Commission on October 1, 2015, Amendment No. 6 to the Schedule 13D, filed with the Securities and Exchange Commission on November 9, 2015, Amendment No. 7 to the Schedule 13D, filed with the Securities and Exchange Commission on November 12, 2015, Amendment No. 8 to the Schedule 13D, filed with the Securities and Exchange Commission on December 7, 2015, Amendment No. 9 to the Schedule 13D, filed with the Securities and Exchange Commission on June 28, 2018, Amendment No. 10 to the Schedule 13D, filed with the Securities and Exchange Commission on May 15, 2019, and Amendment No. 11 to the Schedule 13D, filed with the Securities and Exchange Commission on November 15, 2019 (collectively, the “Schedule 13D”), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a) and the first paragraph of Item 5(b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 18,117,999 Shares, representing approximately 7.18% of the Issuer’s outstanding Shares (based upon the 252,274,015 Shares stated to be outstanding as of October 30, 2020 by the Issuer in the Issuer’s Form 10-Q filed for the quarterly period ended September 30, 2020).

(b) Icahn Master has sole voting power and sole dispositive power with regard to 7,648,134 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 10,469,865 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Item 5(c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were sales of Shares effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Icahn Partners LP	11/30/2020	(38,794)	$58.95
Icahn Partners LP	11/30/2020	(18,370)	$58.88
Icahn Partners LP	12/04/2020	(776,954)	$60.34
Icahn Partners LP	12/07/2020	(216,993)	$59.97
Icahn Partners LP	12/11/2020	(124,392)	$61.38

Icahn Partners Master Fund LP	11/30/2020	(27,963)	$58.95
Icahn Partners Master Fund LP	11/30/2020	(13,230)	$58.88
Icahn Partners Master Fund LP	12/04/2020	(550,930)	$60.34
Icahn Partners Master Fund LP	12/07/2020	(154,123)	$59.97
Icahn Partners Master Fund LP	12/11/2020	(88,207)	$61.38

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2020

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP

By: /s/ Irene March
Name: Irene March
Title: Chief Financial Officer

BECKTON CORP.
By: /s/ Irene March
Name: Irene March
Title: Vice President; Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 12 to Schedule 13D – Cheniere Energy, Inc.]